

Mail Stop 3561

June 27, 2017

Mark D. Okerstrom
Chief Financial Officer
Expedia, Inc.
333 108th Avenue NE
Bellevue, Washington 98004

      Re: Expedia, Inc.
             Form 10-K for the Year Ended December 31, 2016
             Filed February 10, 2017
             File No. 001-37429

Dear Mr. Okerstrom:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Melissa Raminpour

                       Melissa Raminpour
                       Branch Chief
                       Office of Transportation and Leisure